Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, Pennsylvania 19103-7098
(215) 564-8000

March 28, 2012

VIA EDGAR

Christina DiAngelo
James O’Connor, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:	Delaware Group Equity Funds II
File No: 333-179697

Dear Ms. DiAngelo and Mr. O’Connor:

On behalf of Delaware Group Equity Funds II (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you on March 14, 2012, with regard to the Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 24, 2012, in connection with the proposed reorganization (the “Reorganization”) of the Delaware Large Cap Value Fund (the “Large Cap Value Fund”) into the Delaware Value Fund (the “Value Fund” and collectively with the Large Cap Value Fund, the “Funds”).

For your convenience, your comments appear in bold and the Registrant’s response is included immediately below each comment.  Any disclosure changes required by these responses are being incorporated into a filing being made pursuant to Rule 497 under the Securities Act of 1933.  Capitalized terms not otherwise defined in this letter have the meanings assigned to such terms in the Registration Statement.

1.	Comment: Provide an accounting/performance survivor analysis for the Reorganization.

Response:  Attached as Appendix A to this letter is the requested analysis.

2.	Comment: Explain why shareholder approval of the Reorganization is not required.

Response:  Attached as Appendix B to this letter is the requested analysis.

3.
Comment:  Revise the disclosure concerning the factors considered, and the conclusions reached, by the Funds’ Board of Trustees (the “Board”) in approving the Plan of Reorganization so that they describe the significance the Board gave to each factor.

Response:  Additional disclosure has been added, as appropriate.

4.
Comment:  Revise the statements throughout the Registration Statement concerning the tax status of the reorganization, replacing the language stating that the Reorganization “should be” tax-free with language stating that it “will be” tax-free.

Response:  The Registrant respectfully declines to accept this comment because it cannot be determined with absolute certainty that the Reorganization will be tax-free until it is completed; however, the Registrant will revise the disclosure so that it is clear that the Registrant expects the Reorganization to be tax-free for federal income tax purposes absent an unforeseen circumstance.

5.	Comment: Use the term “virtually identical” or “substantially the same” consistently throughout the Registration Statement when comparing the Funds’ investment objectives, strategies, and risks.

Response:  The disclosure has been revised throughout the Registration Statement to refer consistently to “substantially the same.”

6.
Comment:  In the question and answer section of the Registration Statement, include – in addition to the percentages provided – the total anticipated cost of the Reorganization and the Board’s considerations in approving the allocation of the cost of the Reorganization among Delaware Management Company, the Value Fund, and the Large Cap Value Fund.

Response:  The requested change has been made.

7.	Comment: Confirm that there will be no material repositioning of the Funds’ portfolio holdings as a result of the Reorganization.

Response:  Because the Funds’ holdings are substantially the same, the Registrant does not expect that the Funds’ portfolio managers will sell any securities in anticipation of, or in connection with, the Reorganization.

8.	Comment: On page 1, consider clarifying the phrase “or as otherwise deemed desirable” in the discussion of the dividends to be paid in conjunction with the Reorganization.

Response:  The disclosure has been revised.

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9.	Comment: On page 3, change the column headings in the expense table from “Actual” to “Actual, as Restated.”

Response:  The requested changes have been made.

10.	Comment: On page 6, remove footnotes 1 and 2 to the expense table because they are not permitted by Form N-1A.

Response:  The requested changes have been made.

11.	Comment: Confirm that the expense example includes the costs of the Reorganization.

Response:  The Registrant confirms that the expense example includes the costs of the Reorganization.

12.	Comment: Clarify that the expense example for the Class B shares reflects the automatic conversion of Class B to Class A shares after eight years.

Response:  Additional disclosure has been added to clarify that the expense example reflects the conversion of Class B shares to Class A shares after eight years.

13.	Comment: Conform the performance information presented in the Registration Statement to Item 4(b)(2) of Form N-1A (as required by Items 5 & 6 of Form N-14).

Response: The requested changes have been made.

14.
Comment:  Consider removing the reference to “goodwill” throughout the Registration Statement and Plan of Reorganization from the phrase “acquisition by the Value Fund of substantially all of the property, assets, and goodwill of the Large Cap Value Fund.”

Response:  The Registrant respectfully declines to accept this comment because the Large Cap Value Fund may have goodwill (e.g., the Internal Revenue Service has interpreted that term to include shareholders’ continued investment in a combined fund after a reorganization).

15.	Comment: With respect to the description of the counterparty risk on page 21, more clearly state what types of derivative instruments the Funds use.

Response:  The Registrant has removed the reference to swaps.  Otherwise, in light of the SEC guidance provided in the letter from the SEC staff to the Investment Company Institute regarding derivatives-related disclosures, the Registrant believes that the disclosure as a whole appropriately describes the derivatives in which the Funds invest, the purposes for which such derivatives are used, and the risks of the Funds’ use of such instruments.

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16.	Comment: Include the Funds’ adviser as a signatory to the Plan of Reorganization for purposes of the allocation of costs.

Response:  The Adviser and the Registrant, on behalf of the Funds, will enter into a separate agreement with respect to the allocation of Reorganization costs.

17.
Comment:  In the Pro Forma Statement of Operations, use the historical amounts for transfer agency fees rather than restating them to reflect the application of the lower fees resulting from the July 2011 outsourcing of transfer agency functions to BNY Mellon Investment Servicing (US) Inc. over the entire fiscal year.

Response:  The requested change has been made.

18.	Comment: In the Notes to the Financial Statements, add disclosure relating to capital loss carry-forwards, as applicable.

Response:  The requested change has been made.

19.	Comment: In the Notes to the Financial Statements, clarify that the Reorganization will be a tax-free reorganization.

Response:  Additional disclosure has been added to clarify that the Reorganization is expected to be a tax-free reorganization.  As previously discussed, until the Reorganization is consummated, the Registrant cannot know with absolute certainty that the Reorganization will be tax-free for federal income tax purposes.

Please do not hesitate to contact me at (215) 564-8099 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Jonathan M. Kopcsik
Jonathan M. Kopcsik, Esq.

Cc:           David F. Connor, Esq.
Delaware Investments

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Appendix A

Accounting Survivor Position for Proposed Reorganization of Delaware Large Cap Value Fund and Delaware Value Fund of Delaware Group Equity Funds II

I.	Introduction/Background

The purpose of this memorandum is to describe the various considerations and conclusions surrounding identification of the surviving entity for financial reporting purposes (i.e., accounting survivor) of the Reorganization of  the Large Cap Value Fund into the Value Fund, each a series of the Registrant.

As proposed, the five classes of the Large Cap Value Fund will be reorganized into the corresponding five classes of the Value Fund as follows:

Large Cap Value Fund	Value Fund
Class A Shares Class B Shares Class C Shares Class R Shares Institutional Class Shares	Class A Shares Class B Shares Class C Shares Class R Shares Institutional Class Shares

As a result of the Reorganization, the Value Fund will, in effect, “acquire” the Large Cap Value Fund.  The Value Fund will be the surviving fund for legal, tax, accounting, and performance purposes.  For purposes of this memorandum, the post-Reorganization fund will referred to as the “Combined Fund.”

II. Analysis

Legal Survivor

The substance of the Reorganization strongly favors that the Value Fund serve as both the legal and accounting survivor in the Reorganization.

Legal survivorship is an important, but not necessarily decisive, factor in determining accounting survivorship.  Fund Mergers (March 1, 2004), an authoritative white paper prepared by the Accounting Policy Subcommittee of the Accounting/Treasurers Committee of the Investment Company Institute (the “ICI White Paper”) states that “[i]t is important to remember that it is not always the form of the transaction, but rather the substance that determines which fund is the survivor for accounting purposes.” (p. 19).  The identification of the legal survivor of a reorganization creates a presumption that the accounting survivor will be the same entity absent a compelling reason otherwise.  No such compelling reason is present here.

The NAST Letter and AICPA Guide

According to no-action relief provided by the SEC staff to North American Security Trust on August 5, 1994 (the “NAST Letter”), in order to determine which fund should be the accounting survivor, the attributes of the combined fund and the predecessor funds should be compared to determine which predecessor fund most closely resembles the combined fund.  The NAST Letter sets forth a number of factors that help to determine an appropriate performance survivor: “[among other factors,] funds should compare the various funds’ investment advisers, investment objectives, policies and restrictions, expense structures and expense ratios, asset size and portfolio composition.”  These factors are also set forth in the AICPA Accounting and Audit Guide for Investment Companies 2003 (the “AICPA Guide”) (pp.17-19) in order of relative importance:  portfolio management; portfolio composition; investment objectives, policies and restrictions; expense structures and expense ratios; and finally, asset size.  Set forth below is a comparison of the Funds across the various factors identified in the NAST Letter.

•
Portfolio Management:   Delaware Management Company (“DMC”), a series of Delaware Management Business Trust, serves as the investment adviser for both Funds.  Moreover, the Funds share the same portfolio managers.  After the Reorganization, DMC will serve as the investment adviser of the Combined Fund, and the portfolio managers currently serving as managers of the Funds will continue to serve in such capacity for the Combined Fund.  Thus, for the purpose of determining the appropriate accounting survivor, the Reorganization would not result in any change of investment adviser or portfolio managers.

•	Portfolio Composition: The Funds hold nearly identical portfolio securities. The percentage of commonly held securities exceeded 95% as of February 29, 2012.

•	Investment Objectives, Policies and Restrictions; Dividend Policy: The Funds have the same investment objective: long-term capital appreciation.

The Funds fundamental investment limitations are identical.  There are, however, some minor differences in the Funds’ non-fundamental investment policies.  The Funds also have different policies with respect to the timing of their distributions from ordinary income: the Large Cap Value Fund pays dividends on a quarterly basis and the Value Fund pays dividends on an annual basis.  The investment policies and dividend payment policy of the Combined Fund will be identical to those of the Value Fund, which supports the conclusion that the Value Fund should be the accounting survivor.

•
Expense Structures and Expense Ratios:  The Funds have the same load structure, management fee schedule, and 12b-1 Plans.  DMC’s current contractual fee waiver and expense reimbursement commitment for the Value Fund will be continued for at least one year for the Combined Fund following the Reorganization.  Furthermore, the current contractual fee waiver for the 12b-1 fees for Class A shareholders of the Value Fund will apply to the Combined Fund.

Listed below are the total operating expense ratios of each Fund separately and of the Combined Fund (pro forma), both before and after fee waiver and expense reimbursements, as of November 30, 2011.

	Large Cap Value Fund	Value Fund	Pro Forma Combined Fund
	Total Operating Expenses Before/After Fee Waivers and Expense Reimbursements	Total Operating Expenses Before/After Fee Waivers and Expense Reimbursements	Total Operating Expenses Before/After Fee Waivers and Expense Reimbursements
Class A	1.13%/1.13%	1.27%/1.10%	1.16%/1.09%
Class B	1.85%/1.85%	1.97%/1.85%	1.87%/1.85%
Class C	1.85%/1.85%	1.97%/1.85%	1.87%/1.85%
Class R	1.45%/1.35%	1.57%/1.35%	1.47%/1.35%
Institutional Class	0.85%/0.85%	0.97%/0.85%	0.87%/0.85%

    Asset Size:  Based upon regulatory and accounting guidance, asset size is the least important of the factors listed.  As of February 29, 2012, the net asset size of the Funds was approximately $723 million for the Large Cap Value Fund and $693 million for the Value Fund.

The ICI White Paper states that when a small fund is judged to be the accounting survivor of a reorganization with a much larger fund, a presumption is created that the transaction is being structured to cherry-pick a performance track record and eliminate the performance track record of a poorly performing portfolio. (p. 18).  The concern that the transactions have been structured to preserve a favorable performance track record is not present here.  The Reorganization has not been structured to make a poor track record disappear, nor has the accounting survivor been designated for such purposes.  As can be seen by the performance data set forth below, the one-year performance of the Large Cap Value Fund actually exceeds that of the Value Fund, and the five-year performance of the Funds is comparable.  Moreover, the Funds’ portfolio management team has been managing the Value Fund for approximately one year longer than it has managed the Large Cap Value Fund, so the Value Fund’s ten-year performance includes more of the performance record of the existing portfolio management team.  The performance history of the Funds’ Class A shares, as of December 31, 2011, is shown below.

	Large Cap Value Fund	Value Fund
Average Annual Return 1 Year (Class A)	2.95%	2.70%
Average Annual Return 5 Year (Class A)	-2.26%	-1.96%
Average Annual Return 10 Year (Class A)	2.56%	3.51%

The structure of the Reorganization and the designation of legal and accounting survivor discussed above protect the integrity and consistency of the transaction, not a favorable track record.

III. Conclusion

Because the Value Fund will be the legal survivor and its investment policies, expense structure and dividend payment policy will be carried forward to the Combined Fund – all other things being equal – the Value Fund should also be the survivor for accounting and performance purposes following the Reorganization.

Appendix B

Explanation of Why Shareholder Approval of this Reorganization is Not Required

Generally, unless the Investment Company Act of 1940, as amended (the “1940 Act”), specifically requires a shareholder vote on a particular matter, the need for a shareholder vote on a matter is determined by the laws of the state in which an investment company is organized and the investment company’s governing instruments.  The Registrant is a Delaware statutory trust.  The Delaware Statutory Trust Act provides that a Delaware statutory trust’s governing instrument may grant or withhold from beneficial owners of the statutory trust the right to vote on any matter and further provides that a Delaware statutory trust’s governing instrument may provide that a merger, consolidation, conversion, or sale of assets may be effected without approval of the beneficial owners of the statutory trust.   In particular, Section 3806(b)(3) and (b)(4) of the Delaware Statutory Trust Act provides:

A governing instrument may contain any provision relating to the management of the business and affairs of the statutory trust, and the rights, duties and obligations of the trustees, beneficial owners and other persons, which is not contrary to any provision or requirement of this subchapter and, without limitation: …
(3) May provide for the taking of any action, including the amendment of the governing instrument, the accomplishment of a merger, conversion or consolidation, the appointment of one or more trustees, the sale, lease, exchange, transfer, pledge or other disposition of all or any part of the assets of the statutory trust or the assets of any series, or the dissolution of the statutory trust, or may provide for the taking of any action to create under the provisions of the governing instrument a class, group or series of beneficial interests that was not previously outstanding, in any such case without the vote or approval of any particular trustee or beneficial owner, or class, group or series of trustees or beneficial owners;
(4) May grant to (or withhold from) all or certain trustees or beneficial owners, or a specified class, group or series of trustees or beneficial owners, the right to vote, separately or with any or all other classes, groups or series of the trustees or beneficial owners, on any matter, such voting being on a per capita, number, financial interest, class, group, series or any other basis. (emphasis added)

The Registrant’s Agreement and Declaration of Trust, as amended, (the “Trust Agreement”) does not require a shareholder vote on a reorganization unless such vote is required by the 1940 Act.  Article V, Section 1 of the Trust Agreement provides, in part:

Section 1.  Voting Powers.  Subject to the provisions of Article III, Section 6(d), the Shareholders shall have power to vote only (i) for the election of Trustees, including the filling of any vacancies in the Board of Trustees, as provided in Article IV, Section 1; (ii) with respect to such additional matters relating to the Trust as may be

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required by this Declaration of Trust, the By-Laws, the 1940 Act or any registration statement of the Trust filed with the Commission; and (iii) on such other matters as the Board of Trustees may consider necessary or desirable.1

Article VIII, Section 4 of the Trust Agreement further provides:

A majority of the Board of Trustees may cause the Trust to sell, convey and transfer all or substantially all of the assets of the Trust, or all or substantially all of the assets associated with any one or more Series, to another trust, business trust, partnership, limited partnership, limited liability company, association or corporation organized under the laws of any state, or to one or more separate series thereof, or to the Trust to be held as assets associated with one or more other Series of the Trust, in exchange for cash, shares or other securities (including, without limitation, in the case of a transfer to another Series of the Trust, Shares of such other Series) with such transfer either (a) being made subject to, or with the assumption by the transferee of, the liabilities associated with each Series the assets of which are so transferred, or (b) not being made subject to, or not with the assumption of, such liabilities; provided, however, that, if required by the 1940 Act, no assets associated with any particular series shall be so sold, conveyed or transferred unless the terms of such transaction shall first have been approved at a meeting called for that purpose by the “vote of a majority of the outstanding voting securities,” as such phrase is defined in the 1940 Act, of that Series. (emphasis added)

Rule 17a-8 under the 1940 Act sets forth a number of requirements that a Merger (as defined in Rule 17a-8)2 of affiliated investment companies must satisfy in order for a Merger to be exempt from the affiliated transaction prohibitions contained in Section 17 of the 1940 Act.  The Large Cap Value Fund and the Value Fund are series of the same investment company, the Registrant, and have same Board, investment adviser and principal underwriter, and therefore, are affiliates and subject to the requirements of Rule 17a-8 under the 1940 Act.  Among the requirements set forth in Rule 17a-8, are a set of four conditions which, if met, allow an investment company to forgo a shareholder vote on a Merger.  Specifically, Rule 17a-8 provides that with respect to shareholder approval of a Merger, participation in the Merger by the Merging Company3 that is not a Surviving Company4 (i.e., the Large Cap Value Fund in the case of this Reorganization) must be approved by a vote of a majority of the outstanding voting securities (as provided in section 2(a)(42) of the 1940 Act) unless the following four conditions are met.

1	The other specific sections of the Trust Agreement cited in this provision and By-laws are silent regarding the issue of voting on a reorganization.

2	Merger means the merger, consolidation, or purchase or sale of substantially all of the assets between a registered investment company (or a series thereof) and other company.

3	Merging Company is defined as any registered investment company (or series thereof) participating in the Merger.

4	Surviving Company is defined as a company in which shareholders of a Merging Company will obtain an interest as a result of the Merger.

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(i)
No policy of the Merging Company that under section 13 of the 1940 Act could not be changed without a vote of a majority of its outstanding voting securities, is materially different from a policy of the Surviving Company;

(ii)
No advisory contract between the Merging Company and any investment adviser thereof is materially different from an advisory contract between the Surviving Company and any investment adviser thereof, except for the identity of the investment companies as a party to the contract;

(iii)
Directors of the Merging Company who are not interested persons of the Merging Company and who were elected by its shareholders, will comprise a majority of the directors of the Surviving Company who are not interested persons of the Surviving Company; and

(iv)
Any distribution fees (as a percentage of the fund’s average net assets) authorized to be paid by the Surviving Company pursuant to a plan adopted in accordance with Rule 12b-1 are no greater than the distribution fees (as a percentage of the fund’s average net assets) authorized to be paid by the Merging Company pursuant to such a plan.

With regard to this Reorganization, all four conditions are satisfied:

(i)	The fundamental investment policies and limitations of the Large Cap Value Fund and the Value Fund are identical.
(ii)	Both the Large Cap Value Fund and the Value Fund are parties to the same investment advisory contract and have identical fee schedules.
(iii)
The Large Cap Value Fund and the Value Fund are series of the same Delaware statutory trust and have the same board of trustees (which is comprised of a majority of non-interested trustees that were elected by shareholders).

(iv)
The corresponding share classes of the Large Cap Value Fund and the Value Fund are subject to the same Rule 12b-1 Plan (as applicable) and the Value Fund’s maximum Rule 12b-1 fees are not greater than the Large Cap Value Fund’s maximum Rule 12b-1 fees.

Accordingly, in light of the provisions of the Delaware Statutory Trust Act, the Trust Agreement and Rule 17a-8 under the 1940 Act, no shareholder approval of this Reorganization is required.

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